 **G L O B A L** corporate compliance



07023624

May 4, 2007

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
    File No. 82-5084



SUPPL

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the period ended February 28, 2007
2. Interim Managemetn's Discussion and Analysis for the period ended February 28, 2007
3. CEO Certification
4. CFO Certification

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson
Administrative Assistant

encl.



GLOBEL
D · I · R · E · C · T

Combining Talent, Technology and Experience to Deliver More



Interim Financial Statements

For the Third Quarter
Ended February 28, 2007

These financial statements have not been
reviewed by our auditors Grant Thornton LLP

quali **t** y

r eputation

sec **u** rity

cu **s** tomer focus

exper **t** ise





Interim Financial Statements

For the Third Quarter Ended
February 28, 2007

**These financial statements have not been reviewed by
our auditors Grant Thornton LLP**



GLOBEL
D · I · R · E · C · T

Q3 - 2007F
GLOBEL DIRECT, INC.
Consolidated Statement of (Loss) Earnings and Deficit
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2007	2006	2007	2006
REVENUES				
Revenue	$ 1,963,611	$ 1,892,102	$ 5,614,110	$ 5,721,634
EXPENSES				
Production	887,261	1,153,668	2,842,283	3,465,156
Administration	768,558	849,715	2,247,327	2,502,741
Selling and marketing	125,682	153,347	539,452	453,953
Interest expense - current	12,507	9,480	51,920	73,307
- long-term	117,500	120,789	380,225	253,545
Amortization	109,340	130,157	310,130	281,357
	2,020,848	2,417,156	6,371,337	7,030,059
Loss from operations	(57,237)	(525,054)	(757,227)	(1,308,425)
Non operating (gains)/losses	(8,248)	(11,356)	(8,248)	(59,994)
Net earnings (loss)	$ (48,989)	$ (513,698)	$ (748,979)	$ (1,248,431)
(Deficit) retained earnings, beginning of year	$ (13,043,906)	$ (11,316,096)	$ (12,343,916)	$ (10,581,363)
Net earnings (loss)	(48,989)	(513,698)	(748,979)	(1,248,431)
	-	-	-	-
Deficit, end of year	$ (13,092,895)	$ (11,829,794)	$ (13,092,895)	$ (11,829,794)
Earnings per share (note 3 c)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.03)



GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal period ended	
	February 2007	May 31 2006
ASSETS		
Current Assets		
Cash	$ 76,670	$ -
Accounts Receivable	1,341,732	1,424,110
Inventory	47,401	65,300
Deposits and prepaid expenses	211,710	359,531
Total Current Assets	1,677,513	1,848,941
Capital assets	1,565,519	1,837,182
Long-term receivable	50,000	50,000
Investments at cost	24,282	24,282
Deferred financing costs	130,817	115,671
Deferred development costs	86,465	104,480
Total Assets	$ 3,534,596	$ 3,980,556
LIABILITIES		
Current Liabilities		
Bank overdraft	$ -	$ 49,362
Payables and accruals	1,759,542	1,843,937
Postage advances	646,794	610,368
Current portion - long-term debt and capital leases (note 4)	416,767	445,899
Current portion - deferred lease inducement	20,000	20,000
Convertible debenture (note 6)	1,710,000	-
Total Current Liabilities	4,553,103	2,969,566
Deferred lease inducement	53,330	68,333
Long-term debt and capital leases (note 4)	1,927,788	2,001,630
Shareholder loans (note 5)	451,500	-
Convertible debenture - long-term portion (note 6)	-	1,247,217
Total Liabilities	$ 6,985,721	$ 6,286,746
SHAREHOLDERS' EQUITY		
Share capital (note 3)	$ 9,538,650	$ 9,951,896
Contributed surplus	103,020	85,830
Retained earnings	(13,092,895)	(12,343,916)
Total Shareholders' Equity	$ (3,451,225)	$ (2,306,190)
Total Liabilities & Equity	$ 3,534,496	$ 3,980,556

<u>(Signed) "J.R. Richardson"</u> Director   <u>(Signed) "Daryl H. Gilbert"</u> Director



GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2007	**2006**	**2007**	**2006**
Increase (decrease) in cash and cash equivalents				
OPERATING				
Net (loss) earnings	$ (48,989)	$ (513,698)	$ (748,979)	$ (1,248,431)
Items not affecting cash:				
Amortization - capital assets	98,532	130,157	292,117	281,357
Amortization - deferred financing costs	11,463	9,341	34,390	9,341
Amortization - lease inducement	(5,001)	-	(15,003)	-
Stock-based compensation	5,730	-	17,190	-
Amortization - deferred development costs	10,809		18,015	-
Forgiveness of debt	-	(11,356)		(59,994)
Funds provided by (used in) operating activities	72,544	(385,556)	(402,270)	(1,017,727)
Changes in non-cash working capital:				
Accounts receivable	(191,960)	199,019	82,378	(82,186)
Prepaids, inventory, deferred development costs	7,096	144,817	165,720	21,082
Accounts payable and accruals	62,727	(1,098)	(80,794)	147,899
Postage advances	213,692	70,913	36,426	(120,463)
Changes in operating assets and liabilities	91,555	413,651	203,730	(33,668)
Cash provided by (used in) operating activities	164,099	28,095	(198,540)	(1,051,395)
FINANCING				
(Repayment of) proceeds from operating line of credit, net	-	(17,527)		(41,427)
Repayment of long-term debt	(23,302)	(23,700)	(102,873)	(73,140)
Issue costs of new share issuance		-		(126,599)
Proceeds from new convertible debenture		-		1,500,000
Deferred financing costs of convertible debenture	-	(3,752)	-	(149,459)
Repayment of capital leases	-	(15,615)	-	(249,260)
Proceeds (repayment) from shareholder and affiliate loans	-	-	451,500	421,000
Cash provided by financing activities	(23,302)	(60,594)	348,627	1,281,115
INVESTING				
Purchase of capital assets	(20,693)	(16,671)	(24,055)	(161,144)
Cash used in investing activities	(20,693)	(16,671)	(24,055)	(161,144)
Net increase (decrease) in cash and cash equivalents	120,104	(49,170)	126,032	68,576
Cash and cash equivalents,				
Beginning of period	(43,434)	136,469	(49,362)	18,723
End of period	$ 76,670	$ 87,299	$ 76,670	$ 87,299





Notes to Consolidated Financial Statements
For period of nine months ended February 28, 2007 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.
Please note that these interim financial statements have not been reviewed by the Corporation's Auditors, and as such are unaudited.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2006, the Corporations latest annual report.

3. Share Capital
a. Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares
Unlimited number of Series B non-cumulative non-voting second preferred shares
Unlimited number of Series C non-cumulative non-voting second preferred shares

b. Issued and outstanding:

Common	Number of Shares	Amount
Balance, May 31, 2006	62,148,973	$ 8,336,641
Issued during the period	0	$ 0
Balance, February 28, 2007	62,148,973	$ 8,336,641
Series A Second Preferred shares		
Balance, May 31, 2006	249,914	$ 132,810
Issued during the period	0	$ 0
Balance, February 28, 2007	249,914	$ 132,810
Series B Second Preferred shares		



	Number of Shares	Amount
Balance, May 31, 2006	750,000	$ 750,000
Issued during the period	0	$ 0
Balance, February 28, 2007	750,000	$ 750,000
Series C Second Preferred shares		
Balance, May 31, 2006	750,000	$ 750,000
Issued during the period	0	$ 0
Balance, February 28, 2007	750,000	$ 750,000
Less: Share issuance costs – prior		$ 460,801
- during		$ 0
Share capital, February 28, 2007		**$ 9,538,650**

c. **Per share amounts:** Per share amounts are calculated based on the weighted average number of common shares outstanding during the period of 62,148,973 (2006 – 45,547,637). Diluted per share amounts have not been presented as they are anti-dilutive.

d. **Warrants:** There were no warrants issued during the period, and there were no warrants outstanding at May 31, 2006.

4. **Long Term Debt**

	February 28/07	May 31/06
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003	$20,000	$65,000
Long-term payable, unsecured, relating to a settlement, repayable by monthly payments to begin in September, 2006 for a term of 48 months of blended principal and interest payments of $9,979 per month. No principal or interest payments have been made to date. This long-term payable has been settled in full as per subsequent event note 9c, effective March 9, 2007.	$385,000	$385,000
Operating loan as renegotiated from operating line of credit in July, 2005, in exchange for a first charge against the company's accounts receivable. This operating loan bears an annual effective interest rate of 19.25% and requires monthly interest payments and monthly principal repayments ranging from $3,000 to a maximum of $11,000 per month. There is no set final repayment		



date. The company, with agreement of the operating loan provider, has temporarily postponed monthly principal repayments, and is currently only making monthly interest payments.	$1,367,348	$1,379,191
Capital lease for equipment beginning November, 2005 for 60 months. Blended payments of $12,870 are due monthly, with the exception of May, 2006 and November, 2006 where the payment is $137,870. The capital lease is secured by the equipment on the capital lease. The balloon payment scheduled for November 2006 was not made. This capital lease was settled in full as per subsequent event note 9a, effective March 9, 2007.	$572,207	$618,338
	$2,344,555	$2,447,529
Less: portion due within one year	(416,767)	(445,899)
	$1,927,788	$2001,630

Future principal repayments are due as follows:

2007 remainder	$342,925
2008	$329,239
2009	$346,486
2010	$371,304
2011 and thereafter	$954,601

5.   Shareholder loans

	February 28/07	May 31/06
Working capital loan received during the first quarter, provided by a director, and a company controlled by a director, bears no interest, and is not required to be repaid prior to March, 2008. A further $391,500 was advanced during the second quarter by directors, key employees and companies controlled by directors, bearing no interest, with no repayment requirements during the next twelve months.	$451,500	$0

6.   Convertible Debentures

The company received $1,700,000 (November, 2005 $1,500,000 and April, 2006 $200,000) during the last fiscal year in financing by issuing a convertible debenture to Quorum Secured Equity Trust (QSET), convertible in whole or in part into 28,333,333 common shares of the Company, at the holders option, at a conversion price of $0.06 per common share during the first 2 years and increasing by 10% per year thereafter. This debenture, secured by a general security



agreement against assets of the Company, matures on December 15, 2009 and bears interest of 8.5% per annum, payable quarterly. A representative from QSET has been appointed to the Company's board as a director. The principal amount of the debenture was originally classified as a long-term liability as the strike price was not yet in the money, and issue costs for this debenture are being expensed over the term of the debenture. In addition, there was a $10,000 fee related to the convertible debenture, also due on maturity.
Pursuant to EIC 158, the convertible debentures were bifurcated as follows:

Convertible debentures	$1,247,217
Equity portion of convertible debentures	462,783
	$1,710,000

As at February 28, 2007, the Company was offside on financial covenants of this debenture, and due to a requirement of GAAP, the equity portion and related issue costs of this debenture were reclassified from share capital and long-term liabilities to current liabilities. The Company and QSET are currently in discussion regarding a resolution. As at February 28, 2007 the Company had $76,946 of accrued interest due to QSET included in Payables and Accruals.

7. Related Party transactions

During the first nine months, the Company had the following transactions with related parties:

Paid rent and operating costs in the amount of $262,399 to a company with common officers, directors and shareholders.

8. Stock-based Compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants up to 10% of the issued and outstanding common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Company's shares at the grant date of the options.

a) April 3, 2006, the Company issued 4,375,000 options to purchase common shares of the Company at $0.10 per share, to its officers and senior employees. These options have a term of 5 years, and are vested evenly over the first 3 years of the term. 1,458,332 options are exercisable as at February 28, 2007.

b) April 3, 2006, the Company issued 300,000 options to purchase common shares of the Company at $0.10 per common share, to its consultants. These options have a term of 2 years, with no vesting requirements, and all were exercisable as at February 28, 2007.

c) The Company is required to record an expense in the period issued. The fair value of these options was estimated to be $17,190 for the first three quarters, which was recorded as a general and administrative expense, with an equal amount credited to contributed surplus. The weighted average fair market value of warrants granted for the year ended May 31, 2006 was $0.10 per



option. The fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

- Risk free rate 4%
- Estimated hold period to exercise 2 – 5 years
- Volatility in the price of the Company's shares 128%

9.   Subsequent Events

a) Effective March 9, 2007 Globel successfully negotiated an early buyout of its capital lease, which was reflected as $572,207, for $300,000 cash, a $100,000 18-month, non-interest bearing, unsecured debenture, and a $100,000 60-month, non-interest bearing, unsecured debenture. The capital lease holder transferred ownership of the leased equipment to the company. The Company realized a gain on this transaction of $72,207.

b) Effective March 1, 2007 the Company entered into a new capital lease in the amount of $300,000. This capital lease has a 36-month term, bears interest of approximately 15% and requires equal blended monthly interest/principal payments in the amount of $12,000 each. This lease is secured by certain equipment and ownership of this equipment passes to the Company on February 28, 2010.

c) Effective March 9, 2007 the Company reached a settlement agreement regarding the settlement of long and short-term accounts payable. This agreement settled the long-term payable of $385,000 and trade accounts payable of $263,348 in exchange for 2,000,000 common shares of the Company at a deemed common share price of $0.10 per share.

GLOBEL
D · I · R · E · C · T

Combining Talent, Technology and Experience to Deliver More

Management Discussion & Analysis —Form 51-102F1

For the Third Quarter
Ended February 28, 2007

These financial statements have not been
reviewed by our auditors Grant Thornton LLP

quali **t** y

r eputation

sec **u** rity

cu **s** tomer focus

exper **t** ise





Form 51 –102F1

MANAGEMENT DISCUSSION & ANALYSIS
For the Third Quarter Ended February 28, 2007

This Management Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended February 28, 2007. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended February 28, 2007 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2006 and 2005. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A has been prepared in the form prescribed by Form 51-102F1 and provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on April 30, 2007.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel has completed yet another challenging quarter, however is continuing to make strides forward. Gross margins as a percentage of revenue have been steadily increasing, quarter over quarter, in line with the objective of Globel's Management to seek new business opportunities bearing recurring revenue streams and higher profit margins, through client win-backs and new opportunities currently in the sales pipeline. The Company continues to remain challenged with the current competitive labour environment, higher than normal interest costs on its long-term operating loan, and less than optimal working capital. Management is currently seeking a new financing to address its current working capital issues and believes that a few profitable quarters will assist in further stabilizing the Company's financial position, and its ability to hire and retain the best employees. Management continues to monitor these issues and remains committed to fulfilling its vision of growth and rebuilding shareholder value.

Summary of Quarterly Results

For the Quarters Ended:

	28-Feb-07	28-Feb-06	30-Nov-06	30-Nov-05
Revenue	1,963,611	1,892,102	1,806,978	2,012,428
Gross Margin	1,076,350	738,434	880,293	780,359
EBITDA (See Non-GAAP Measure defined below)	182,110	(264,628)	(56,662)	(308,580)



GL🌐BEL
D ▸ I ▸ R ▸ E ▸ C ▸ T

Income (Loss) from Operations	(57,237)	(525,054)	(317,005)	(476,190)
Net Income (Loss)	(48,989)	(513,698)	(317,005)	(427,552)
Basic Income (Loss) from Operations per share	(0.00)	(0.01)	(0.01)	(0.01)
Basic Earnings (Loss) per share	(0.00)	(0.01)	(0.01)	(0.01)
	31-Aug-06	**31-Aug-05**	**31-May-06**	**31-May-05**
Revenue	1,843,521	1,817,104	2,214,617	1,914,656
Gross Margin	815,184	737,685	994,639	614,214
EBITDA (See Non-GAAP Measure defined below)	(140,400)	(127,008)	7,967	(342,726)
Income (Loss) from Operations	(382,985)	(307,181)	(326,564)	(784,985)
Net Income (Loss)	(382,985)	(307,181)	(514,122)	(553,880)
Basic Income (Loss) from Operations per share	(0.01)	(0.01)	(0.01)	(0.02)
Basic Earnings (Loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

Note Diluted per share amounts have not been presented as they are anti-dilutive

Non-GAAP Measure

Globel Direct uses EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), a Non-GAAP measure to assess performance. Securities regulators require that issuers caution readers that measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. EBITDA is presented solely as a supplemental disclosure because management believes it provides useful information regarding operating performance. We define EBITDA as Net Earnings (loss) before Interest, Depreciation, Amortization, and non-operating items, as reflected in the above table.

Results of Third Quarter Ended February 28, 2007

Revenue for the third quarter ended February 28, 2007 of the current fiscal year was $1.96 million, increasing from the prior year's revenue of $1.89 million. This was a 4% increase over the prior year's quarter. Year to date revenues have stabilized at $5.61 million vs last years period of $5.72 million. The prior years reported $5.72 million included $0.1 million of lease inducement which was reclassified at the end of fiscal year 2006.

Production expenses during the third quarter decreased to $0.89 million from $1.15 million a year earlier, resulting in an increase to gross margins for the quarter from 39% for last year's quarter to 55% for the latest quarter, which is consistent with Globel's current fiscal year trend to improve gross margins through fixed cost containment, and towards a more revenue driven model.



Year to date production expenses have also decreased significantly from $3.47 million in 2006 to the current year of $2.84 million. Gross margins have increased year to date from 39% in 2006 to 49%, a definite indication that changes management has introduced are now beginning to yield desired results.

Administrative expenses of $0.77 million were incurred for the third quarter of the current fiscal year as compared with $0.85 million for the prior year's quarter. Selling and marketing expenses decreased to $0.13 million for the current quarter, compared with $0.15 million for the prior year. Year to date administrative expenses were $2.25 million vs. $2.50 million from the prior year. Selling and marketing expenses year to date were $0.54 million vs $0.45 million from the prior year.

Bank charges and interest expense have remained flat for the third quarter vs last year at $0.13 million. Amortization expenses have decreased slightly to $0.11 million, compared with $0.13 million from the prior year.

Year to date bank and interest charges increased to $0.43 million from $0.33 million for the prior year, increased as a result of the new convertible debenture not bearing interest for the first six months of the prior year. This increase is due to the new convertible debentures secured at the end of the prior years second quarter.

Year to date amortization was $0.31 million vs. $0.28 million for the prior year, a slight increase due to amortization of assets under capital leases.

EBITDA for the third quarter, yielded a positive $0.18 million, compared with a negative $0.26 million from last years third quarter. EBITDA year to date was negative $0.02 million, a significant improvement over the negative $0.7 million of the same period a year ago. Management anticipates that incremental revenue increases will be the catalyst needed to move current EBITDA to positive levels as gross margins continue to increase.

Loss from operations reported for the third quarter ended February 28, 2007 was $0.06 million, and a net loss of $0.05 million. The same period last year had a loss from operations of $0.53 million and a net loss of $0.51 million.

Year to date loss from operations was $0.76 million improving significantly from the loss from operations in the 2006 year of $1.31 million and a net loss of $0.75 million vs. a net loss of $1.25 million in the prior year. Losses of the current year although now minimized, remain primarily due to Globel's fixed infrastructure, which has been maintained to certain levels in order to support the Company's longer-term objective of restoring profitability and growth.

Liquidity and Capital Resources

Working capital at the end of the third quarter was negative $2.88 million, compared with negative $1.12 million at the most recent fiscal year end of May 31, 2006, for a decline of $1.76 million year-to-date. This decline resulted from an offside financial covenant under the QSET convertible debenture. Due to a requirement of GAAP, the equity portion and related issue costs, originally recorded in share



capital ($0.46 million) and long-term liabilities ($1.25 million), were reclassified to current liabilities. The Company and QSET are currently in discussion regarding a resolution. The Company's working capital ratio at February 28, 2007 was 0.37 to 1.0 versus 0.62 to 1.0 from the most recent fiscal year end. Total current liabilities have increased to $4.55 million from $2.97 million at May 31, 2006, again, resulting from the reclassification of the debenture.

During the third quarter ended February 28, 2007 Globel repaid $0.02 million of its long-term debt and capital leases ($0.10 million year-to-date). Total liabilities have increased to $6.99 million from $6.29 million at the most recent year ended May 31, 2006, an increase of $0.70 million over the period directly attributable to the reclassification of the convertible debenture mentioned above. Total assets of the Company have decreased to $3.53 million, a decline of $0.45 million since the year-end total of $3.98 million.

Although the company continues to struggle with it's debt structure, it has made several very important strides forward early in the fourth quarter that are discussed in the Subsequent Events Disclosure included in this report.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2007 remainder	$ 128,047	$ 41,098	$ 169,145
2008	463,052	56,316	519,368
2009	411,761	30,476	442,237
2010	435,238	864	436,102
2011 and thereafter	377,784	-	377,784
	$ 1,815,882	$ 128,754	$ 1,944,636

Related Parties Transactions

During the first nine months, the Company paid rent and operating costs in the amount of $262,399 (2006 - $291,500) to a company with common officers, directors and shareholders.

These transactions are measured at the exchange amount, which was the amount of consideration established and agreed upon by the related parties.





Share Capital

a)   Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares
Unlimited number of Series B non-cumulative non-voting second preferred shares
Unlimited number of Series C non-cumulative non-voting second preferred shares

b)   Issued:

Common:	Number of Shares	Amount
Balance, May 31, 2006	62,148,973	$8,366,641
Issued during the period	0	$0
Balance, February 28, 2007	62,148,973	$8,366,641
Preferred:		
Balance, May 31, 2006	1,749,914	$1,632,810
Issued during the period	0	$0
Balance, February 28, 2007	1,749,914	$1,632,810

Less: Share issue costs	
Balance, May 31, 2006	$460,801
Incurred during the period	$0
Balance, February 28, 2007	$460,801

Total share capital, February 28, 2007	**$9,538,650**

c)   Per share amounts are calculated based on the weighted average number of common shares outstanding during the period of 62,148,973 (2006 – 45,547,637). Diluted per share amounts have not been presented as they are anti-dilutive.

d)   There were no warrants issued during the period, and there were no warrants outstanding as at May 31, 2006.

Changes in Accounting Policies

There have been no changes from policies in effect as at May 31, 2006, the Company's latest annual audited financial statements.





Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, its dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Critical Accounting Estimates

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

In the course of the preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from those estimates.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared. Management believes that these disclosure controls and procedures have been effective during the first nine months ended February 28, 2007.

Subsequent Events

Globel is please to report that a significant component of its debt restructuring was completed on March 9, 2007, which are not yet reflected in our reported financial statements, as they occurred after



GL BEL
D ▸ I ▸ R ▸ E ▸ C ▸ T

the date of the third quarter ended February 28, 2007. This restructuring activity included the following:

a) Effective March 9, 2007 Globel successfully closed an early buyout of its capital lease, which was reflected as $572,207 (note 4 long-term debt on financial statements), for $300,000 cash, a $100,000 18-month, non-interest bearing, unsecured debenture, and a $100,000 60-month, non-interest bearing, unsecured debenture. The capital lease holder transferred ownership of the leased equipment to the Company. Globel realized a gain on this transaction of$72,207.

b) Effective March 1, 2007 the Company entered into a new capital lease in the amount of $300,000. This capital lease has a 36-month term, bears interest of approximately 15% and requires equal blended monthly principal/interest payments in the amount of $12,000 each. This lease is secured by certain equipment and ownership of this equipment passes to the Company on February 28, 2010.

c) Effective March 9, 2007 the Company reached a settlement agreement regarding the settlement of long and short-term accounts payable. This agreement settled the long-term payable of $385,000 (note 4 long-term debt on financial statements) and current trade accounts payable of $263,348 in exchange for 2,000,000 common shares of Globel Direct at a deemed share price of $0.10 per share.

Proposed Transactions
Globel Direct is currently seeking new financings to supplement its current working capital, restructure its existing debt instruments, and to enable the development or acquisition of complementary business services offerings. It is anticipated that some of these transactions, currently under non-binding letters of intent, will be completed, or close to completion by the end of the fourth quarter, subject to applicable shareholder and regulatory approvals, if required.

Outlook
Fiscal 2007 is expected to deliver continued improvements to its profit margins, and to deliver revenue growth, through the mining of additional sources of revenue through existing clients and through successful negotiations acquiring new and win-back clients. The company's management continues to work towards the building of a sustainable business model, which will allow the Company's excess operating capacity to be fully utilized and thus enhance shareholder value.

Directors and Officers
J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Michael Goffin - Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer



Investor Relations Contact
J.R. Richardson – President, Chief Executive Officer, Director
1324 – 36 Avenue NE
Calgary, AB T2E 8S1
Phone: (403) 531-6550
Fax: (403) 531-6560
Toll Free: 1-800-551-5721
Email: jr.richardson@globel.com

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, J. R. Richardson, Chief Executive Officer of Globel Direct, inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending February 28, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 30, 2007

(signed) "J. R. Richardson"
J. R. Richardson
Chief Executive Officer
Globel Direct, inc.

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending February 28, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 30, 2007

(signed) "Leslie R. Byle"
Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

END